UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-KT

(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from April 1, 2021 to December 31, 2021

Commission File Number 0-19357

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MONRO, INC.

401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MONRO, INC.

200 HOLLEDER PARKWAY

ROCHESTER, NY 14615

MONRO, INC.

401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.
Report of Independent Registered Public Accounting Firm	3

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2021 and March 31, 2021	4

Statement of Changes in Net Assets Available for Benefits for the nine months ended December 31, 2021	5

Notes to Financial Statements	6 - 11

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) – December 31, 2021	12

All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Signature	13

Exhibit Index	14

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm	15

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the

Monro, Inc. 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Monro, Inc. 401(k) Plan (the Plan), as of December 31, 2021 and March 31, 2021, the related statement of changes in net assets available for benefits for the nine months ended December 31, 2021, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and March 31, 2021, and the changes in net assets available for benefits for the nine months ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Freed Maxick CPAs, P.C.

We have served as the Plan’s auditor since 2008.

Buffalo, New York

June 29, 2022

MONRO, INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2021	March 31, 2021
Assets
Investments, at fair value:
Cash and cash equivalents	$—	$65,585,657
Common collective trusts	2,896,450	3,821,339
Shares of registered investment companies	69,011,344	682
Employer securities	1,404,075	1,775,813

Total investments, at fair value	73,311,869	71,183,491
Fully benefit-responsive income fund, at contract value	1,578,417	—

Total investments	74,890,286	71,183,491
Receivables:
Employer’s contributions	74,126	77,877
Participants’ contributions	201,536	200,547
Notes receivable from participants	1,188,908	1,259,351

Total receivables	1,464,570	1,537,775

Total assets	76,354,856	72,721,266
Liabilities
Accrued expenses	380,372	467,836

Net assets available for benefits	$75,974,484	$72,253,430

The accompanying notes are an integral part of the financial statements.

MONRO, INC.

401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Nine months ended December 31, 2021
Additions to net assets attributed to:
Contributions:
Employer	$1,725,381
Participant	4,539,320
Rollover	870,893

Total contributions	7,135,594

Investment income:
Net appreciation in fair value of investments	5,620,213
Dividend income	807,211
Interest and other income	68,229

Total investment income	6,495,653

Total additions	13,631,247

Deductions from net assets attributed to:
Benefits paid to participants	9,657,316
Administrative expenses	252,877

Total deductions	9,910,193

Increase in net assets available for benefits	3,721,054
Net assets available for benefits:
Beginning of year	72,253,430

End of year	$75,974,484

The accompanying notes are an integral part of the financial statements.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - DESCRIPTION OF THE PLAN:

The following brief description of the Monro, Inc. 401(k) Plan (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

General

Monro, Inc. (the employer and Plan sponsor) (the “Company” or “Monro”) voluntarily contributes funds to provide for retirement, termination, disability and death benefits of plan participants. Substainally all employees of Monro, Inc. are eligible to become participants of the Plan upon hire. To participate, an employee must be 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

During May 2020, the Plan was amended to change distribution and loan provisions in response to the passing of the CARES Act by the United States Congress in March 2020. The amendment enables participants impacted by the coronavirus to take a penalty-free distribution, allows current outstanding loan payments to be delayed for up to 12 months, increases the maximum loan limits for loans taken as a result of the virus, and temporarily waives required minimum distributions for the 2020 calendar year. An official amendment is expected to be signed by the December 31, 2022 deadline.

Change in Plan Year

Effective in October 2021, the Plan was amended to change the Plan year-end from March 31 to December 31.

Contributions

Participants may contribute from 1% to 50% of their annual pre-tax compensation. Participants may also contribute amounts representing rollovers from other qualified plans. Contributions are subject to certain limitations as required under the Internal Revenue Code. Participants who have attained age 50 or older during the plan year are eligible to make catch-up contributions.

The Company match is a fixed uniform rate of 50% of the first 6% of participant contributions. Catch-up contributions are not eligible for Company matching contributions. All active participants are eligible to receive the Company match, with no limit based on hours worked. Matching contributions are calculated and remitted each payroll period. Additionally, the Company may contribute to the Plan an additional amount, either in the form of a “Profit Sharing Contribution”, or in the form of an additional match on 401(k) participant contributions, at the sole discretion of the Board of Directors. For the nine months ended December 31, 2021, the Company did not make a “Profit Sharing Contribution”.

Participants’ Accounts

Each participant’s account is credited with the participant’s contribution and (a) the Company’s matching contribution, (b) an allocation of the Company’s Profit Sharing contribution, if applicable, (c) Plan earnings and (d) charged with an allocation of administrative expenses. Plan earnings and administrative expense allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own salary reduction contributions plus actual earnings thereon. Vesting in the Company 401(k) Matching Contribution portion of their accounts, plus actual earnings thereon, is based on years of service as defined in the Plan. A participant vests 25% at the end of his/her second year of service, and an additional 25% each year thereafter. Participants become 100% vested in the Company’s Profit Sharing Contributions at the end of five years of service with 25%, 50% and 75% vesting in years two, three and four, respectively.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and to pay administrative expenses of the Plan. Forfeited accounts used to reduce Company contributions and to pay administrative expenses amounted to approximately $37,000 for the nine months ended December 31, 2021. At December 31, 2021 and March 31, 2021, remaining forfeitures available to offset future contributions were approximately $516,000 and $166,000, respectively.

Notes Receivable from Participants

Participants may borrow from their 401(k) account in various amounts as specified by the Plan. Notes receivable must be a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. The terms for notes receivable range from one to five years, or up to ten years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Benefits Committee. Principal and interest are paid ratably through payroll deductions. Notes receivable of approximately $614,000 and $574,000 were granted during the nine months ended December 31, 2021 and the year ended March 31, 2021, respectively. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are charged directly to the participants’ accounts when they are incurred. No allowance for credit losses has been recorded as of December 31, 2021 or March 31, 2021. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Plan expenses are primarily paid by the Plan. Expenses related to the administration of notes receivable from participants are charged directly to the participants’ account and are included in administrative expenses. Investment related expenses are included in net depreciation in fair value of investments.

Administration

The Monro, Inc. Benefits Committee is solely responsible for the general administration of the Plan and carrying out the Plan provisions. The Benefits Committee determines the appropriateness of the Plan’s investment offerings, monitors investment performance and reports to the Company’s Board of Directors. The Company reserves the right, by action of the Board of Directors, to discontinue contributions and terminate the Plan at any time. In the event of a termination of the Plan, each participant shall immediately become fully vested.

Since December 2014, the administrator, custodian and trustee of the Plan was Wells Fargo Bank, N.A. (“Wells Fargo”). The Company changed benefit plan administrators, custodian and trustee for the Plan from Wells Fargo to Prudential Financial, Inc. (“Prudential”), effective for the plan year beginning on April 1, 2021. Subsequent to year-end, on April 4, 2022, Empower Retirement, LLC (“Empower”) completed the acquisition of Prudential’s full-service retirement business and became the benefit plan administrator, custodian and trustee of the Plan.

During the nine months ended December 31, 2021, all assets of the Plan were held by Prudential Retirement Services, an operating division of Prudential. The operations of Prudential Retirement Services are conducted principally through Prudential Retirement Insurance & Annuity Company (“PRIAC”), a wholly owned subsidiary of Prudential. PRIAC was responsible for, among other things, the custody and investing of the Plan’s assets and the payment of benefits to eligible participants. Prudential Bank & Trust Company, FSB (“PBT”), a wholly owned subsidiary of Prudential, served as the trustee for which PRIAC was the record keeper of assets.

Certain Plan investments are invested in shares of registered investment companies, common collective trusts and PRIAC. The PRIAC investment option available to participants as of December 31, 2021 included the PRIAC Guaranteed Income Fund (the “Fund”). The Fund is fully benefit responsive; therefore, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the Fund. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The Fund is a stable value fund designed to provide safety of principal, liquidity, and a competitive rate of return. The Fund is a group annuity product issued by PRIAC. It invests in a broadly diversified, fixed-income portfolio within PRIAC’s general account. The portfolio is primarily invested in public bonds, commercial mortgages, and private placement bonds.

Subsequent Events

The Plan Administrator has evaluated subsequent events through the date and time the financial statements were issued.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The Financial Statements of the Plan have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Investment Valuation and Income Recognition

Investments are reported at fair value, with the exception of fully benefit-responsive investment contracts, which are reported at contract value (see Note 6). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s Benefit Committee determines the Plan’s valuation policies utilizing information provided by the investment administrator, custodian and trustee. See Note 5 for discussion of fair value measurements.

The Plan presents, in the Statement of Changes in Net Assets, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) of those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate and market risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amount reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Benefit Payments

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

Recent accounting pronouncements issued by the Financial Accounting Standards Board (“FASB”) (including technical corrections to the FASB’s Accounting Standards Codification) did not, or are not, expected to have a material effect on the Plan’s financial statements.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - PARTY-IN-INTEREST TRANSACTIONS:

Certain Plan investments are invested in shares of registered investment companies, common collective trusts and PRIAC. The PRIAC investment fund is managed by PRIAC, a wholly-owned subsidiary of Prudential, the Plan’s third party administrator, custodian and trustee. Therefore, transactions with Prudential qualify as party-in-interest transactions under ERISA. Net investment income from PRIAC amounted to approximately $15,600 for the nine months ended December 31, 2021. Fees paid by the Plan to Prudential for professional expenses amounted to approximately $146,000 for the nine months ended December 31, 2021. The Plan also invests in Monro, Inc. Stock Fund. Monro is the Plan Sponsor, and therefore, these transactions qualify as party-in-interest. Investment loss from investments sponsored by Monro amounted to approximately $187,000 for the nine months ended December 31, 2021.

NOTE 4 - FEDERAL INCOME TAX STATUS:

The Plan uses a Pension Protection Act of 2006 (PPA) Prototype Adoption Agreement with Prudential. The agreement has obtained an opinion letter from the Internal Revenue Service (“IRS”), which states that the document satisfies the applicable provisions of the Internal Revenue Code. The Plan has not received a determination letter from the IRS; however the Plan administrator and the Plan’s counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Internal Revenue Code and, therefore, believe that the Plan is qualified and the related trust is tax-exempt.

Additionally, GAAP requires Plan management to evaluate the tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain tax position that is more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and March 31, 2021, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements.

NOTE 5 - FAIR VALUE OF FINANCIAL INSTRUMENTS:

The accounting standards related to fair value measurements include a hierarchy for information and valuations used in measuring fair value that is broken down into three levels based on reliability, as follows:

•	Level 1 valuations are based on quoted prices in active markets for identical instruments that the Plan has the ability to access.

•

Level 2 valuations are based on quoted prices for similar, but not identical, instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; or other significant observable inputs besides quoted prices.

•	Level 3 valuations are based on information that is unobservable and significant to the overall fair value measurement.

A financial instrument’s categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 and March 31, 2021.

Cash and cash equivalents: The Plan considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents.

Employer Securities: These investments consist of common stock valued at the closing price reported on the active market on which the individual securities are traded.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

Shares of Registered Investment Companies: Valued at the daily closing price as reported by the fund. Shares of registered investment options held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish daily net asset value (“NAV”) and to transact at that price. The shares of registered investment companies held by the Plan are deemed to be actively traded.

Common Collective Trusts: Comprised of fully benefit-responsive investment contracts issued by insurance companies, banks and other financial institutions. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily.

The following tables set forth the Plan’s financial instruments measured at fair value as of December 31, 2021 and March 31, 2021.

		Fair Value Measurements at Reporting Date Using
Description	Total as of December 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Shares of registered investment companies	$69,011,344	$69,011,344	$—	$—
Employer securities	1,404,075	1,404,075	—	—

Total assets in the fair value hierarchy	70,415,419	$70,415,419	$—	$—

Common collective trusts (a)	2,896,450

Investments at fair value	$73,311,869

		Fair Value Measurements at Reporting Date Using
Description	Total as of March 31, 2021	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
Financial Assets
Cash and cash equivalents	$ 65,585,657	$ 65,585,657	$—	$—
Shares of registered investment companies	682	682	—	—
Employer securities	1,775,813	1,775,813	—	—

Total assets in the fair value hierarchy	67,362,152	$67,362,152	$—	$—

Common collective trusts (a)	3,821,339

Investments at fair value	$71,183,491

(a)

In accordance with Accounting Standards Codification Subtopic 820-10, “Fair Value Measurement”, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

MONRO, INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

The following table summarizes investments measured at fair value utilizing NAV as the practical expedient as of December 31, 2021 and March 31, 2021.

Investment	December 31, 2021 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Common Collective Trusts:
Wells Fargo Stable Return Fund	$ 2,896,450	N/A	Daily	12 months

Investment	March 31, 2021 Fair Value	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Common Collective Trusts:
Wells Fargo Stable Return Fund	$ 3,821,339	N/A	Daily	12 months

NOTE 6 – INVESTMENT CONTRACT WITH INSURANCE COMPANY:

The Plan participates in an investment contract with Prudential by investing in the PRIAC Guaranteed Income Fund. The principal investments underlying the guarantee are high-quality fixed income instruments mainly consisting of public bonds, commercial mortgages and private placement bonds, within a general account. The Guaranteed Income Fund is a group annuity contract issued by PRIAC and is backed by the full faith and creditworthiness of the issuer. Guarantees are based on the claims-paying ability of PRIAC and not on the value of the securities within the insurer’s general account. The credit rating of the issuer at December 31, 2021 was considered investment grade and there are no reserves against contract value for credit risk of the contract issuer or otherwise.

Only an event causing liquidity constraints at PRIAC could limit the ability of the Plan to transact at the contract value to be paid within 90 days or, in rare circumstances, the contract value to be paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than contract value to be paid either within 90 days or over time. As discussed in Note 1, the Plan considers this contract to be fully benefit-responsive. The Guaranteed Income Fund is included at its contract value in the statements of net assets available for benefits. The Guaranteed Income Fund does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Under the group annuity contract that supports this product, participants may ordinarily direct a permitted withdrawal or transfer of all or a portion of their account balance at contract value, within reasonable timeframes. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.

MONRO, INC.

401(k) PLAN

Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN # 16-0838627, Plan #001

December 31, 2021

(a)	(b)	(c)	(d)
Identity of Issuer, Borrower, Lessor or Similar Party		Description of Investment	Current Value
	American Funds	2030 Target Date Retirement Fund	$9,158,279
	Fidelity	500 Index Fund	8,707,929
	American Funds	2035 Target Date Retirement Fund	7,797,148
	American Funds	2025 Target Date Retirement Fund	7,369,516
	American Funds	2045 Target Date Retirement Fund	5,178,969
	American Funds	2040 Target Date Retirement Fund	4,597,305
	Vanguard	Small-Cap Index Fund	3,565,408
	T. Rowe Price	Blue Chip Growth Fund	3,426,197
	Baird Asset Management	Core Plus Bond Fund	3,105,051
	American Funds	2020 Target Date Retirement Fund	3,047,082
	J.P. Morgan Asset Management	Equity Income Fund	3,006,073
	American Funds	2050 Target Date Retirement Fund	2,993,535
	Wells Fargo	Stable Value Fund	2,896,450
	Vanguard	International Growth Fund	2,164,877
	American Funds	2055 Target Date Retirement Fund	1,785,859
*	Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	1,578,417
*	Monro, Inc.	Monro Stock Fund	1,404,075
*	Monro, Inc. 401(k) Plan	Notes Receivable from Participants **	1,188,908
	American Funds	2015 Target Date Retirement Fund	969,775
	American Funds	2060 Target Date Retirement Fund	769,092
	Fidelity	Mid Cap Index Fund	741,211
	Fidelity	International Index Fund	326,917
	T. Rowe Price	Emerging Markets Stock Fund	152,448
	American Funds	2010 Target Date Retirement Fund	136,633
	American Funds	2065 Target Date Retirement Fund	12,040

			$76,079,194

*	Denotes a party-in-interest
**	Interest rates of 4.25 - 6.50%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Monro, Inc., as Administrator, has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Monro, Inc.

AS ADMINISTRATOR OF

Monro, Inc. 401(k) Plan

DATE: June 29, 2022	By	/s/ Brian J. D’Ambrosia
Brian J. D’Ambrosia
Executive Vice President-Finance,
Chief Financial Officer and Treasurer
(Principal Financial Officer and
Principal Accounting Officer)

EXHIBIT INDEX

Exhibit

23.1	Consent of Freed Maxick CPAs, P.C., dated June 29, 2022.